August 9, 2010

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:             Anne Nguyen Parker, Branch Chief
Norman von Holtzendorff, Attorney-Advisor

RE:	SkyPeople Fruit Juice, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed June 23, 2010
File No. 333-166194

Dear Ms. Parker and Mr. von Holtzendorff:

On behalf of SkyPeople Fruit Juice, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission  via telephone dated August 6, 2010, relating to the Company’s Amendment No. 4 to Registration Statement on Form S-1 submitted to the Staff on June 23, 2010 (the “Fourth Amended Registration Statement”).

The Company has responded to each of the Staff’s comments by revising the Fourth Amended Registration Statement as requested by the Staff.  In addition, the Company would like to point out to the Staff that it also further revised the Fourth Amended Registration Statement primarily to provide certain recent development disclosure.

The Staff’s telephone comments are typed below followed by the Company’s responses to the Staff’s comments.

1.	Please provide an updated assumed public offering price in the prospectus.

RESPONSE:  In response to the Staff’s comment, the Company hereby advises the Staff that the assumed public offering price of the Company’s common stock, par value $0.001 per share, will be $6.23 per share based on the closing price of the Company’s common stock as reported by Nasdaq Global Market on August 6, 2010. The Company intends to revise the Fourth Amended Registration Statement to provide such information on the cover page of the prospectus, and in such other places as the disclosure requires, as requested by the Staff.

2.	Please update the disclosure related to the use of proceeds based on the updated assumed offering price.

RESPONSE:  In response to the Staff’s comment, the Company intends to revise the Fourth Amended Registration Statement to disclose the use of proceeds in the Section entitled “Use of Proceeds” based on the assumed public offering price of $6.23 per share as follows:

“We estimate that the net proceeds from our sale of 5,300,000 shares of Common Stock in this offering at offering price of $6.23 per share after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $30.7 million, or $35.4 million if the underwriter’s option to purchase additional shares is exercised in full.

The following table presents our current estimated allocations of the proceeds from our sale of 5,300,000 shares of Common Stock, or  6,095,000 shares of Common Stock if the underwriter's option to purchase additional shares is exercised in full, at the public offering price of $6.23 per share after deducting underwriting discounts and commissions and estimated offering expenses.
		Use of Proceeds ($)
Facility	Capital Expenditure Projects	Underwriter option unexercised	Underwriter option exercised
Huludao Wonder	A refrigeration storage and a concentrated fruit juice mixing center	4.4	4.4
Huludao Wonder	A 50 ton/hour concentrated apple juice production line	10.7	10.7
Huludao Wonder	A fruit juice beverage production line	3.0	3.0
Qiyiwangguo	A PET bottle blowing machine system	3.2	3.2
Qiyiwangguo	A 24,000 PET bottle/hour fruit juice beverage aseptic cold-filling line	9.4	10.0
Qiyiwangguo	A refrigeration storage	-	4.1
Total		30.7	35.4

We intend to use the net proceeds from this offering primarily for capital expenditure purposes. We currently estimate the capital expenditure for Huludao Wonder is approximately $24.8 million, which includes a beverage production line, a 50 ton/hour concentrated apple juice production line, a refrigeration storage with a capacity of 15,000 tons, a concentrated fruit juice mixing center with a capacity of 10,000 tons and related construction and environmental project expenses. We currently estimate the capital expenditure for Qiyiwangguo is approximately $21.5 million, which includes a PET bottle blowing machine system a 24,000 PET bottle/hour fruit juice beverage aseptic cold-filling line and a refrigeration storage and related construction and environmental project expenses.   To the extent our proceeds from the offering cannot adequately cover the total capital expenditures of the above projects, we plan to finance the rest of the capital expenditures primarily through operating cash flows. We currently consider the foregoing projects our priority projects and intend to use the proceeds from this offering first and primarily for such projects. However, depending on the changing needs of our business and market opportunities, we may instead use a portion of the net proceeds from this offering to acquire or license products, technologies or businesses we believe to be complementary to our business, should we determine that our business will benefit more from such expenditures. We currently have no agreements, commitments or understandings relating to any material acquisitions or licenses.

Our capital expenditures for 2010 and 2011 are expected to be approximately $60 million. In addition to the projects set forth above, our expected capital expenditures also include a 10 ton/hour concentrated pomegranate production line, one fructose production line, one refrigeration storage and related construction and environmental project expenses in Qiyiwangguo; a 20 tons/hour concentrated pear juice production line in the Jingyang facility; and a 20 tons/hour concentrated apple juice production line in the Yingkou facility. We plan to finance the rest of the capital expenditures and other operating expenses through operating cash flows and bank loans.   Accordingly, our management will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds.

In addition to the above changes to the Fourth Amended Registration Statement, the Company intends to also make certain  changes to the Fourth Amended Registration Statement to reflect (i) the change of one director, (ii) an assumed public offering price of $6.23 per share and other disclosure related to the offering price and (iii) certain other updates or clarifications as described below:

1.
The Company intends to update the Sections entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “DIRECTORS AND EXECUTIVE OFFICERS” in the Fourth Amended Registration Statement to reflect that John Smagula has been serving as a director of the board of directors of the Company and member of the Company’s audit committee and compensation committee since June 28, 2010 as follows:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information concerning beneficial ownership of our capital stock as of August 5, 2010 and as adjusted to reflect the sale of shares of Common Stock in this offering by:

•	each shareholder or group of affiliated shareholders, who owns more than 5% of our outstanding capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

The following table lists the number of shares and percentage of shares beneficially owned based on  20,410,117 shares of our Common Stock outstanding as of August 5, 2010 and 5,300,000 shares of Common Stock outstanding upon the completion of this offering.

Beneficial ownership is determined in accordance with the rules of the Commission, and generally includes voting power and/or investment power with respect to the securities held.  Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of  August 5,  2010 or issuable upon conversion of convertible securities which are currently convertible or convertible within 60 days of  August 5,  2010 are deemed outstanding and beneficially owned by the person holding those options, warrants or convertible securities for purposes of computing the number of shares and percentage of shares beneficially owned by that person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.  Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by them.

Unless otherwise indicated in the footnotes, the principal address of each of the shareholders below is c/o SkyPeople Fruit Juice, Inc., 16F, National Development Bank Tower, No. 2 Gaoxin 1st Road, Xi’an, Shaanxi Province, PRC 710075.

	Shares Beneficially Owned
		Percent
Name of Beneficial Owner (4)	Number	Before Offering	After Offering
5% Shareholders
Hongke Xue (1)	11,736,626	57.5%	45.6%
Barron Partners LP (2)	1,969,030	9.2%	7.4] %
Lin Bai (3)	1,467,078]	7.2%	5.7%

Directors and Named Executive Officers
Yongke Xue	-	-	-
Spring Liu (5)	100,000	0.5%	0.4%
Yiaoqin Yan	-]	-	-
Guolin Wang	-	-	-
Norman Ko	-	-	-
RobJohn Smagula	-	-	-
All current directors and executive officers as a group (6 persons)	100,000	0.5%	0.4%

(1)
Consists of 11,736,626 shares owned of record by Fancylight.  Fancylight and Hongke Xue entered into a call option agreement pursuant to which Hongke Xue has the right to acquire all of such shares.  Fancylight and Hongke Xue have also entered a voting trust agreement dated as of February 25, 2008 under which Hongke Xue was appointed as voting trustee under a voting trust created with respect to all of such shares.  Therefore, Hongke Xue may be deemed to be the sole beneficial owner of such shares.

(2)
Assumes that all Series B preferred stock can be converted and all warrants can be exercised without any volume restriction.  Consists of (a) an aggregate of 1,070,099 shares of our Common Stock issuable upon conversion of Series B preferred stock and (b) an aggregate of 898,931 share of Common Stock issued as a result of warrant exercise and conversion of Series B preferred stock.  The address for Barron Partners is 730 Fifth Avenue, 9th Floor, New York, New York 10019.

(3)
Consists of 1,467,078 shares owned by China Tianren Organic as attorney-in-fact for certain persons.  China Tianren Organic is a British Virgin Islands company.  China Tianren Organic and Lin Bai entered into a voting trust and escrow agreement dated as of February 25, 2008 pursuant to which Lin Bai was appointed as voting trustee under a voting trust created with respect to all of such shares.  Therefore, Lin Bai may be deemed to be the sole beneficial owner of such shares.

(4)	Assumes that the underwriter does not exercise the option to purchase additional ordinary shares.

(5)
On December 9, 2009, we issued Ms. Liu a warrant to purchase an aggregate of 100,000 shares of our Common Stock at an exercise price of $4.50 per share, which warrant will expire on December 9, 2014. 80% of the shares issuable upon exercise of the warrant will become exercisable on and after December 9, 2011 and 20% of the shares issuable upon exercise of the warrant will become exercisable after December 9, 2013. As of December 31, 2009, the value of the warrant was deemed immaterial and no compensation cost was accrued under FASB ASC Topic 718 for fiscal year 2009, and the three months ended March 31, 2010.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth as of August 5,  2010 the names, positions and ages of our current executive officers and directors.  Our directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Our officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors.

Name of Current Director and/or Executive Officer	Age	Position(s)
Yongke Xue	43	Director, Chief Executive Officer
Spring Liu	37	Chief Financial Officer, Secretary
Xiaoqin Yan	32	Director
Guolin Wang	46	Director
John Smagula (1) (2) (3)	39	Director
Norman Ko (1) (2)	45	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)
Mr. Smagula was elected as a member of our board of directors at our 2010 annual meeting of shareholders on June 28, 2010. Mr. Robert Fields who was a member of our board of directors and member of our audit committee and compensation committee retired on the same date. Mr. Smagula also replaced Mr. Fields as a member of our audit committee and compensation committee.

John Smagula, Director

Mr. Smagula has been serving as one of our directors since June 28, 2010 and has been a member of our audit committee and compensation committee since then.  Mr. Smagula has been a director of Asian Programs at Temple University Beasley School of Law in Philadelphia since June 2003. He was a Yale-China Association Legal Teaching Fellow at Zhongshan University from June 2000 to June 2001 and at Tsinghua University from June 2001 to June 2002.  He was a Visiting Teaching Fellow through Ford Foundation at Sichuan University from June 2002 to June 2003. He was a corporate attorney at Paul, Weiss, Rifkind, Wharton & Garrison LLP in New York from March 1997 to May 2000. Mr. Samgula graduated with a Bachelor Degree in International Relations from Pomona College in California in May 1992.   Mr. Smagula graduated with a Doctor of Jurisprudence from Washington University School of Law in St. Louis in 1995. In January 2007, he attained a Master’s degree in Education from Temple University Beasley School of Law in Philadelphia.

2.
In the Section entitled “DIRECTOR AND EXECUTIVE OFFICER COMPENSATION” of the Fourth Amended Registration Statement, the Company intends to add a footnote 3 to the table entitled “Option and Warrant Grants in 2009; Outstanding Equity Awards” to indicate that Mr. Robert Fields retired from our board of directors on June 28, 2010 at our 2010 annual meeting of shareholders.

3.
The Company intends to update the Section entitled “SUMMARY CONSOLIDATED FINANCIAL INFORMATION” of the Fourth Amended Registration Statement to present consolidated balance sheet data as of March 31, 2010 (i) on an actual basis and (ii) on a pro forma basis to reflect the sale of 5,300,000 shares of Common Stock in the offering at an assumed public offering price of $6.23 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, as follows:

The following table presents consolidated balance sheet data as of March 31, 2010 (i) on an actual basis and (ii) on a pro forma basis to reflect the sale of 5,300,000 shares of Common Stock in this offering by us at an assumed public offering price of $6.23 per share, and after deducting underwriting discounts and commissions and estimated offering expenses.

	As of March 31, 2010
	Actual	Pro forma
(in thousands)	(unaudited)

Consolidated balance sheet data:
Cash and cash equivalents	$30,043	$60,759
Working capital	39,487	70,203
Total assets	95,700	126,417
Stock warrant liability	280	280
Convertible preferred stock	2	2
Common Stock and additional paid in capital	34,869	65,584
Total stockholders’ equity	$71,263	$101,978

4.
The Company intends to update the Section entitled “CAPITALIZATION” of the Fourth Amended Registration Statement to reflect the calculation based on the assumed public offering price of $6.23 per share as follows:

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2010 on:

•	an actual basis; and

•
on a pro forma basis to reflect the sale by us of 5,300,000 shares of Common Stock in this offering at an assumed public offering price of $6.23, and after deducting underwriting discounts and commissions and estimated offering expenses.

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.  You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2010
	Actual	Pro forma
(in thousands, except share and per share data)	(unaudited)
Cash and cash equivalents	$30,043	$60,759
Common Stock warrant liability	$280	$280

Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized, 2,465,147 shares issued and outstanding, actual; 10,000,000 shares authorized, 2,465,147 shares issued and outstanding, pro forma	2	2
Common Stock, $0.001 par value; 66,666,666 shares authorized, 19,768,901 shares issued and outstanding, actual; 66,666,666 shares authorized, 25,068,901shares issued and outstanding, pro forma	20	25
Additional paid-in capital	34,849	65,559
Accumulated other comprehensive income	4,489	4,489
Retained Earnings	31,903	31,903
Total stockholders’ equity	$71,263	$101,978
Total capitalization	$71,263	$101,978

The number of pro forma shares of Common Stock shown as issued and outstanding in the table is based on 25,068,901 shares of our Common Stock outstanding as of March 31, 2010 and excludes 167,833 shares of our Common Stock reserved for issuance pursuant to outstanding warrants to purchase our stock as of March 31, 2010, with a weighted average exercise price of $3.71 per share.

5.
The Company intends to update the Sections entitled “RISK FACTORS” and “MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” of the Fourth Amended Registration Statement to clarify that the Company is expected to commence operation at its Yingkou manufacturing facility in late August 2010. The Company disclosed in the Fourth Amended Registration Statement that the Yingkou manufacturing facility is expected to commence operation in August 2010.

6.	The Company intends to correct certain typos in the Section entitled “Underwriting” to replace references to the “initial public offering” with “public offering.”

7.
The Company intends to update the references to June 22, 2010 and the corresponding information such as the closing stock price as reported by the Nasdaq Global Market and the total number of shares of the Company’s capital stock outstanding as of that date in the Fourth Amended Registration Statement with August 5, 2010 and the corresponding information related to August 5, 2010 throughout the Fourth Amended Registration Statement.

*      *      *      *

If you have any questions or would like to discuss the responses or the amended registration statement, please contact my colleague Richard A. Kline by telephone at his mobile phone at 650-305-0632 or his office number at 650-565-3539. You may also contact me at my US mobile phone at 650-521-7365 or my China mobile phone at 01186-136-216-215-72.  We can both be reached by fax at 650-493-6811.

Thank you for your attention to this matter.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Laura Luo
Laura Luo, Esq.

cc:

SkyPeople Fruit Juice, Inc.
Yongke Xue, Chief Executive Officer
Spring Liu, Chief Financial Officer

Pryor Cashman LLP
Selig Selig D. Sacks, Esq.
Michael Campoli, Esq.

Schneider Weinberger & Beilly LLP
Roxanne K. Beilly, Esq.

       Wilson Sonsini Goodrich & Rosati, Professional Corporation
Richard A. Kline, Esq.